Principal Financial Services, Inc. 711 High Street, Des Moines, IA 50392 www.principal.com
November 5, 2024
Mr. Kamal Bhatia
Chief Executive Officer and President
Principal Exchange-Traded Funds
Principal Financial Group
Des Moines, IA 50392

Dear Mr. Bhatia:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange-Traded Funds	Purchase Amount	Shares Purchased
Principal International Equity ETF	$25.00	1

Each share of the Principal Exchange-Traded Fund has no par value and a price of $25 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ George Djurasovic
George Djurasovic
Vice President - Principal Asset Management
and General Counsel